August 25, 2025

Oguzhan Atay
Chief Executive Officer
BillionToOne, Inc.
1035 O   Brien Drive
Menlo Park, CA 94025

        Re: BillionToOne, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 11, 2025
            CIK No. 0002070849
Dear Oguzhan Atay:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Our four pillars of differentiation, page 3

1. We note your response to comment 6, including your revised disclosure in footnote 5 that "PCR amplification during library preparation for NGS introduces significant biases, including primer binding bias, mis-priming, non-specific binding, and amplification errors. When this inefficiency is amplified exponentially over several cycles, it leads to notable inaccuracies in sequencing results. [Yo]ur QCTs act as a control when [you] conduct amplification and allow [you] to identify and remove the biases." Please briefly discuss each of these significant biases.
 August 25, 2025
Page 2

Our Superior Efficiency, page 4

2. We note your response to prior comment 7 and your revised disclosure identifying your competitors. Please revise to balance your disclosure by clarifying, if true, that your competitors consist of different size companies with product offerings that may not be directly comparable to your product offerings.
Management's discussion and analysis of financial condition and results of operations
Key factors affecting our results of operations and performance, page 93

3.     We note your response to comment 4, including your revised disclosure in the
       footnotes on page 99. Please revise your disclosures throughout the registration statement to prominently note that half of your total estimated market includes early detection, an area for which you have not yet started any development and do not have any products or product candidates on sale commercially. We also note your revised disclosure on page 98 that your estimate that the 14-gene version of UNITY Fetal
       Risk Screen will expand the serviceable addressable market for UNITY by 70% is based on a survey of OB/GYNs and MFMs conducted in 2023, and your disclosure on page 133 that the oncology market is less than 20% penetrated today by all molecular diagnostics companies based on the most recently reported annual oncology revenue generated by your public company competitors, compared to your estimated $20 billion annual United States market opportunity. Please clarify how the survey conducted in 2023 demonstrated that the UNITY panel could be used by 70% more service providers compared to the 5-gene panel, and disclose your public company competitors considered in footnote 42 on page 133.
Liquidity and Capital Resources
Oberland Capital Note Purchase Agreement, page 110

4. We note your response to prior comment 20 and reissue in part. Please address the following:
           Clarify whether the revenue participation payments reduce the amount of the principal loan balance or if they are additional financing costs of the loan.
           If the revenue participation payments are additional financing costs, address the need to include them in the internal rate of return disclosures.
           In your updated interim financial information, ensure you quantify your obligations associated with the revenue participation payments. Business
Industry Background & Market Opportunity, page 132

5.     We note your response to comment 24, including your disclosure on page
134 that
       "[u]nder the First J&J Agreement, Johnson & Johnson made an initial payment to
       [you], with subsequent payments due upon achievement of specific milestones, including receipt of approval of the trial, which was achieved in 2023, various patient enrollment milestones, and subsequent full trial completion." We also note your disclosure that "[u]nder the Commercialization Agreement, Johnson & Johnson is required to make an initial payment to [you], with subsequent payments due upon achievement of specific milestones, including submission of the companion diagnostic
 August 25, 2025
Page 3

       product to the FDA for marketing approval by January 2028, and FDA approval of the companion diagnostic product, by the later of (i) December 2029 and (ii) one year after Johnson & Johnson obtains regulatory approval for nipocalimab." Please revise to disclose the commercial terms, including any payments received and/or due from
       Johnson & Johnson pursuant to these agreements.
Our Product Portfolio, page 137

6.     We note your response to comment 21, including your response that "the clinical
       studies referenced in the Company   s Amended Draft Registration
Statement were
       retrospective analyses involving previously collected blood samples obtained from patient cohorts as reflected in medical records. No new patient enrollment, randomization, or interventional procedures were undertaken. The Company s methodology involved processing these pre-existing samples using its LDTs and comparing the resulting test outputs to patient outcomes as documented in existing clinical data. As a result, information typically requested for clinical trials, including, but not limited to, the dates and locations of trial conduct, the identity of trial sponsors, the occurrence of serious adverse events, and statistical measures such as p-
       values, is not applicable or available in the context of these retrospective clinical studies." Please revise page 150 to include these disclosures.
7. We note your response to comment 22, including your response that "[t]o be offered as high-complexity laboratory tests, LDTs must comply with the requirements of the
       Clinical Laboratory Improvement Amendments of 1988...which mandate that laboratories demonstrate analytical validity. While CLIA does not explicitly require
       demonstration of clinical validity or clinical utility, these elements are typically prerequisites for coverage and reimbursement by third-party payors, including private insurers, Medicare, and entities such as MolDX," and that your "tests have received broad third-party payor coverage, including approval by MolDX." Please revise your disclosures on page 135 to note that your LDTs are not regulated by the FDA, clarify whether all of your LDTs are subject to CLIA requirements, and include a cross reference to your disclosures elsewhere, including on page 150, discussing the results of studies demonstrating clinical validity and/or utility. Please also note, as you do in the response letter, that any references to clinical validity and/or utility are distinct from claims of safety and/or efficacy relating to each of your products. General

8. We note your response to comment 30. Please ensure that your filing, including the graphics with text and letter from your co-founder and CEO, are text-searchable.
       Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                              Sincerely,
 August 25, 2025
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                               Division of Corporation Finance
                               Office of Industrial Applications and
                               Services
cc:   Elena M. Vespoli, Esq.